April 16, 2020

David T. Pearson
Chief Financial Officer
Vonage Holdings Corp.
23 Main Street
Holmdel, NJ 07733

       Re: Vonage Holdings Corp.
           Form 10-K for Fiscal Year Ended December 31, 2019
           Filed February 21, 2020
           Form 8-K
           Filed February 18, 2020
           File No. 001-32887

Dear Mr. Pearson:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February 18, 2020

Exhibit 99.1, page 7

1. Refer to Tables 3 and 4 where we note your reconciliations of Income from Operations to
      Adjusted OIBDA, Net (loss) income to Net income (loss) excluding adjustments, and
      Adjusted Earning Per Share for 2019 and 2018. You include adjustments for "Organizational transformation" costs, which you define as "exits of employees and
      facilities, system migration costs and certain professional related fees." We also noted the same adjustment for the same Non-GAAP measures for 2017. Please explain to us why these organizational costs are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the Division's Non-GAAP C&DIs. In
      your response, please provide us the significant components of each of the expenses for each of the last three years.
 David T. Pearson
Vonage Holdings Corp.
April 16, 2020
Page 2
2.       Refer to Table 5 where we note you present the Non-GAAP measures:
Adjusted revenues,
         Adjusted business total revenues and Adjusted business service revenues, which include adjustments for "Deferred revenue adjustment from acquired companies," "Revenue from acquired companies (prior to acquisition) less revenue from divested businesses," and
         "Outage credits and significant one-time items." These measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP as you are adjusting for amounts excluded from revenue under ASC 606. Please tell us how you considered the guidance of Question 100.04 of the Division's Non-GAAP C&DIs and
         Rule 100(b) of Regulation G when presenting these measures.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



FirstName LastNameDavid T. Pearson                         Sincerely,
Comapany NameVonage Holdings Corp.
                                                           Division of
Corporation Finance
April 16, 2020 Page 2                                      Office of Technology
FirstName LastName